Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP ANNOUNCES FIRST PRODUCTION OF CONCENTRATES AT
PEŇASQUITO MINE

VANCOUVER, BRITISH COLUMBIA, OCTOBER 13, 2009 – GOLDCORP INC. (TSX: G, NYSE: GG) today announced that the first lead and zinc concentrates have been produced at its new Peñasquito mine in Mexico. Throughout its mine life Peñasquito will produce both lead and zinc concentrates, with most of the gold and silver production coming from the lead concentrates.

Initial concentrates have been produced as a by-product of the commissioning process and currently total approximately 450 tonnes of lead concentrate and 50 tonnes of zinc concentrate as the zinc circuit was started more recently. Ongoing concentrate production is planned during the remaining commissioning phase through year-end 2009, with the first shipments to smelters planned for later in the year as saleable quantities are accumulated.  Assays of the initial material indicate that the concentrate grades, recoveries and concentrate quality are well within expected ranges.

All components of the Penasquito operation – from the mine to the crusher, to the grinding mills, flotation cells, concentrate filters and on to the tailings facilities – have now been operated and commissioning and initial ramp-up is proceeding as expected.  Overall, progress at the mine remains on track for completion of commissioning for the Line 1 processing circuit by year-end.

“We are very pleased with these initial results.  The first production of concentrate represents another important milestone in the development of Peñasquito,” said Steve Reid, Goldcorp’s Executive Vice President and Chief Operating Officer.  “The team at Peñasquito has performed extremely well as we move through the commissioning process of the Line 1 milling circuit towards commercial operation and construction of Line 2 is proceeding well and also remains on schedule.”

Goldcorp will provide an update as to commissioning progress along with the particulars of the updated Penasquito mine plan along with its 3rd quarter financial results on November 4, 2009.

Goldcorp is North America’s lowest-cost and fastest growing senior gold producer.  Its gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001	e-mail: info@goldcorp.com website: www.goldcorp.com